Exhibit 99.4

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
to be held on Wednesday, June 26, 2024
(or any adjournment(s) or postponement(s) thereof)

Introduction

This form of proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Zhihu Inc. (the “Company”), a Cayman Islands company, of proxies from holders of Class A ordinary shares of the Company with a par value of US$0.000125 per share and Class B ordinary shares of the Company with a par value of US$0.000125 per share to be exercised at the annual general meeting of the Company (the “Meeting”) to be held at 10:00 a.m., Beijing time, on June 26, 2024 at Room Landing, Floor 1, Zone B, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the notice of annual general meeting dated May 30, 2024.

Only the holders of record of ordinary shares on the Company’s register of members at the close of business on Friday, May 24, 2024, Hong Kong time (the “Record Date”) are entitled to receive notice of, to attend, and to vote at the Meeting. Save for the Reserved Matters, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, on all matters to be voted on at the Meeting. The quorum of the Meeting is one or more shareholders holding in aggregate not less than 10% of all votes attaching to all issued shares of the Company and entitled to vote at the Meeting (on a one vote per Share basis), present in person or by proxy.

The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the ordinary shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this form of proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the ordinary shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this form of proxy must be completed, signed, and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and no later than 48 hours before the Meeting, Hong Kong time, on June 24, 2024, to ensure your representation at the Meeting.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

Number of shares to which this form of proxy relates(Note 1)	Class A ordinary shares
Class B ordinary shares

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
to be held on Wednesday, June 26, 2024
(or any adjournment(s) or postponement(s) thereof)

I/We(Note 2)

of

being the registered holder(s) of

Class A ordinary shares/Class B ordinary shares(Note 3) in the issued share capital of Zhihu Inc. (“Company”) hereby appoint the chairman of the meeting(Note 4) or____________________________________________________________________________________of_______________________ ______________________________________________________________________________________________________as my/our proxy to attend, act, and vote for me/us and on my/our behalf as directed below at the annual general meeting (“AGM”) of the Company to be held at 10:00 a.m., Beijing time, on Wednesday, June 26, 2024 at Room Landing, Floor 1, Zone B, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China (and at any adjournment thereof).

Please tick (“√”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 5).

ORDINARY RESOLUTIONS(Note 6)		FOR	AGAINST	ABSTAIN
1.	To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2023 and the reports of the directors of the Company and auditor thereon.
2(a)(i)	To re-elect Mr. Yuan Zhou as an executive director.
2(a)(ii)	To re-elect Mr. Zhaohui Li as a non-executive director.
2(a)(iii)	To re-elect Ms. Hope Ni as an independent non-executive director.
2(b)	To authorize the board of directors of the Company to fix the remuneration of directors.
3.	To grant a general mandate to the directors to issue, allot, and deal with additional Class A ordinary shares of the Company (including any sale or transfer of treasury shares out of treasury) not exceeding 20% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of passing of this resolution.
4.	To grant a general mandate to the directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of passing of this resolution.
5.	To extend the general mandate granted to the directors to issue, allot, and deal with additional shares in the capital of the Company (including any sale or transfer of treasury shares out of treasury) by the aggregate number of the shares and/or shares underlying ADSs repurchased by the Company.
6.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the board of directors of the Company to fix their remuneration for the year ending December 31, 2024.

Date:	2024	Signature(s)(Note 7)

Notes:

1.	Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

3.	Please insert the number of shares of the Company registered in your name(s) and delete as appropriate.

4.	If any proxy other than the chairman of the meeting is preferred, please strike out the words “the chairman of the meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint any number of proxies (who must be individuals) to attend and vote instead of him/her. A proxy need not be a shareholder of the Company.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“√”) THE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“√”) THE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A RESOLUTION, PLEASE TICK (“√”) THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy will vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM. If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.

6.	The description of the resolutions is by way of summary only. The full text appears in the notice of the AGM.

7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney, or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.

8.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members in respect of the relevant joint holding.

9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited (for both holders of Class A ordinary shares and holders of Class B ordinary shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).

10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer, and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address or by email to PrivacyOfficer@computershare.com.hk.